77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of MuniHoldings Fund, Inc. held on August 15, 2006, the results were as follows:

PROPOSAL 2.

     To approve a new investment advisory agreement between the Fund and BlackRock Advisors, Inc. or its successor (“BlackRock Advisors”). With respect to Proposal 1, the shares of the Fund were voted as follows:

For

Against

Abstain

Broker Non-Vote

7,584,798

182,794

401,314

2,632,889

PROPOSAL 3.

     To approve a contingent subadvisory agreement between the Fund’s Advisor and BlackRock Advisors (the “BlackRock Subadvisor”).  With respect to Proposal 3, the shares of the Fund were voted as follows:

For

Against

Abstain

Broker Non-Vote

7,554,653

173,284

440,969

2,632,889